

November 9, 2011

<u>VIA FAX</u>
Junko Nakagawa
Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re:** **Nomura Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 30, 2011**
> **File No. 001-15270**

Dear Mr. Nakagawa:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Contingencies, page F-108

1. We note your response to comment 3 from our letter dated September 20, 2011 and reissue the comment in part, as follows:

    *   Your proposed disclosure that "the reasonably possible loss for the matter would not exceed the amount specified in each case" does not specifically state the estimate of the reasonable possible loss or range of reasonably possible loss. Please revise in future filings to disclose the estimate of the reasonable possible loss or range of reasonably possible loss in excess of the amounts accrued.

    *   Your response states that your disclosures on page F-109 and page F-110 include statements that an estimate of the loss cannot be made in accordance with ASC 450–

20–50. However, we note that your actual disclosure states that you cannot provide any *meaningful* estimate of your exposure to loss or to the existing unresolved demands or any additional breach of representation claims at this time. Please note that there is no requirement to have any level of precision or confidence in your estimate in order to provide this applicable disclosure. Please revise in future filings to disclose the estimate of the reasonable possible loss or range of reasonably possible loss in excess of the amounts accrued, or state that such an estimate cannot be made.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant